UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 Intraware, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                    46118Ml03
                                 (CUSIP Number)

                                  Inder Tallur
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), l3D-1(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------

5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     4,068,780
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING            -------------------------------------------------
           PERSON              10        SHARED DISPOSITIVE POWER
            WITH                         4,068,780
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,068,780
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.8%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY
            EACH                         4,068,780
          REPORTING            -------------------------------------------------
           PERSON              9         SOLE DISPOSITIVE POWER
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         4,068,780
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,068,780
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.8%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
-------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Commonwealth Associates, LP (13-3467952)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)   [ ]
                                                              (b)   [ ]
-------------------------------------------------------------------------------
3                SEC USE ONLY
-------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 OO
-------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
-------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     880
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING            -------------------------------------------------
           PERSON              10        SHARED DISPOSITIVE POWER
            WITH                         880
-------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 880
-------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.001%
-------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)   [ ]
                                                              (b)   [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       4,069,660
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER

                                         4,069,660
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,069,660
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.8%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Commonwealth Associates Group Holdings, LLC (01-0622406)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     33,492
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         33,492
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 33,492
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.06%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Commonwealth Associates Liquidation, LLC (82-0541574)
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     63,090
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         63,090
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 63,090
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.12%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46118103                                   SCHEDULE 13D
--------------------------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Michael S. Falk
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES                        140,851
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8         SHARED VOTING POWER
            EACH
          REPORTING                      4,166,242
           PERSON              -------------------------------------------------
            WITH               9         SOLE DISPOSITIVE POWER

                                         140,851
                               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                         4,166,242
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,307,093
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.2%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

         This Amendment No. 3 supplements and amends Schedule 13D, dated April 2, 2001, as amended by Amendment No. 1 on Schedule 13D/A dated December 17, 2001, and as further amended by Amendment No. 2 on Schedule 13D/A dated May 24, 2002 on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), Michael Falk ("Falk") and Robert Priddy ("Priddy") (collectively, the "Schedule 13D"). This Amendment No. 3 supplements and amends the Schedule 13D as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D. This Amendment No. 3 is being filed on behalf of ComVest, ComVest Management, Commonwealth Associates Management Company, Inc. ("CAMC"), Commonwealth Associates, L.P. ("Commonwealth"), Commonwealth Associates Group Holdings, LLC ("Group Holdings"), Commonwealth Associates Liquidation, LLC ("Liquidation"), and Falk, and relates to the Common Stock, par value $.000l per share ("Common Stock") of Intraware, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 25 Orinda Way, Orinda, California 94563.

Item 2.    Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing insecurities, (ii) ComVest Management, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities;
(iii) Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (iv) CAMC, a corporation organized under the laws of New York and the corporate general partner of Commonwealth; (v) Group Holdings, a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; (vi) Liquidation, a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; and (vii) Falk, an individual. ComVest, ComVest Management, Commonwealth, CAMC, Group Holdings, Liquidation, and Falk are the "Reporting Persons."

         ComVest Management is the general partner of ComVest and is wholly-owned by CAMC. CAMC is the general and principal partner of Commonwealth. The managers of ComVest Management are Falk and Keith Rosenbloom ("Rosenbloom"). Rosenbloom and Harold Blue ("Blue") are directors of CAMC, and Falk is Chairman and principal stockholder of CAMC. Inder Tallur is the Secretary and Treasurer of CAMC and is also the President of Commonwealth. Group Holdings is an affiliate of Commonwealth, ComVest and CAMC. Falk, Blue and Rosenbloom are members and managers of Group Holdings.

Falk is the principal member of Group Holdings. Liquidation is an affiliate of Commonwealth. CAMC is a member and manager of Liquidation.

         The business address for all of the Reporting Persons and the other individual described in Item 2 is 830 Third Avenue, 4th Floor, New York, New York 10022. All of the Reporting Persons and other individuals identified in this Item 2 are United States citizens.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to include the following:

         In March 2002, Liquidation received from Commonwealth 198,991 shares of Common Stock and 5,240 shares of B-1 Preferred Stock which are convertible into 63,090 shares of Common Stock.

         On October 29, 2002, Commonwealth distributed a portion of its May Placement Warrants and May Agents Warrants to the following: (i) ComVest was allocated May Placement Warrants to purchase 1,667 shares of Common Stock and May Agents Warrants to purchase 7,500 shares of Common Stock; (ii) Group Holdings was allocated May Placement Warrants to purchase 6,089 shares of Common Stock and May Agents Warrants to purchase 27,403 shares of Common Stock; (iii) Falk was allocated May Agents Warrants to purchase 112,264 shares of Common Stock and May Placement Warrants to purchase 24,837 shares of Common Stock; (iv) Blue was allocated May Placement Warrants to purchase 1,218 shares of Common Stock and May Agents Warrants to purchase 5,481 shares of Common Stock; and (v) Rosenbloom was allocated May Placement Warrants to purchase 1,529 shares of Common Stock and May Agents Warrants to purchase 6,878 shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

           Item 5 is hereby amended and restated in its entirety as follows:

         (a) ComVest may be deemed to be the beneficial owner of an aggregate of 4,068,780 shares of Common Stock, representing approximately 7.8% of the issued and outstanding shares of Common Stock of the Issuer, of which 557,161 shares are issuable upon exercise of April Placement Warrants, 57,227 are issuable upon exercise of May Placement Warrants, 7,500 shares are issuable upon exercise of May Agents Warrants and 1,667 shares are issuable upon exercise of May Placement Warrants.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 4,068,780 shares of Common Stock, representing approximately 7.8% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

         Falk may be deemed to be the beneficial owner of an aggregate of 4,307,093 shares of Common Stock, representing approximately 8.2% of the issued and outstanding shares of Common Stock of the Issuer, as follows. Falk may be deemed to beneficially own the 4,068,780 shares of Common Stock beneficially owned by ComVest, 880 shares of Common Stock beneficially owned by Commonwealth (of which 719 shares are issuable upon exercise of May Agents Warrants and 161 shares are issuable upon exercise of May Placement Warrants), the 33,492 shares of Common Stock beneficially owned by Group Holdings (of which 6,089 shares are issuable upon exercise of May Placement Warrants and 27,403 shares are issuable upon exercise of May Agents Warrants), as well as the 63,090 shares of Common Stock beneficially owned by Liquidation (of which 63,090 shares are issuable upon conversion of 5,240 shares of B-1 Preferred Stock). In his capacity as Chairman and controlling equity owner of CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. In addition, Mr. Falk holds Directors Options, which are currently exercisable for 3,750 shares of Common Stock, 112,264 shares are issuable upon exercise of May Agents Warrants and 24,837 shares are issuable upon exercise of May Placement Warrants.

         Rosenbloom may be deemed to be the beneficial owner of 78,129 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 61,826 shares are issuable upon conversion of 5,135 shares of B-1 Preferred Stock, 6,878 shares are issuable upon exercise of May Agents Warrants and 1,529 shares are issuable upon exercise of May Placement Warrants.

         Blue may be deemed to be the beneficial owner of 6,699 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 5,481 shares are issuable upon exercise of May Agents Warrants and 1,218 shares are issuable upon exercise of May Placement Warrants.

         (b)      Number of shares as to which each such person has:

                  (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                 Name                             Number of Shares
                 ----                             ----------------
                 Falk                                      140,851
                 Rosenbloom                                 78,129
                 Blue                                        6,699

                  (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                           (i)      Commonwealth,  CAMC and Mr.  Falk may be
deemed to share such voting and disposition powers with respect to the 880 shares of Common Stock beneficially held by Commonwealth.

                           (ii)     ComVest,  ComVest Management, CAMC and
Mr. Falk may be deemed to share such voting and disposition powers with respect to the 4,068,780 shares of Common Stock beneficially held by ComVest.

                           (iii)    Group Holdings and Mr. Falk may be deemed
to share such voting and disposition powers with respect to the 33,492 shares of Common Stock beneficially held by Group Holdings.

                           (iv)     Liquidation and Mr. Falk may be deemed to
share such voting and disposition powers with respect to the 63,090 shares of Common Stock beneficially held by Group Holdings.

         (c) In the past 60 days, the Reporting Persons made sales of shares of Common Stock in the open market as follows:

     NAME      TRANSACTION         DATE            NUMBER OF       PRICE
                                                    SHARES       PER SHARE
------------   -----------      -------------      ---------     ---------
Falk               Sell         Nov. 25, 2002       100,000       $1.1655
Falk               Sell         Nov. 26, 2002        83,104       $1.3296
Falk               Sell         Nov. 26, 2002        68,106       $1.3484
Falk               Sell         Nov. 26, 2002         8,777       $1.3484
Liquidation        Sell         Nov. 27, 2002        63,000       $1.2792
ComVest            Sell         Nov. 27, 2002        12,500       $1.2800
Liquidation        Sell         Dec. 12, 2002         8,000       $1.2769
Liquidation        Sell         Dec. 12, 2002            91       $1.2767
ComVest            Sell         Dec. 12, 2002        49,500       $1.2800
Liquidation        Sell         Dec. 13, 2002         8,000       $1.2957
Liquidation        Sell         Dec. 16, 2002         2,000       $1.2402
Liquidation        Sell         Dec. 17, 2002        23,000       $1.1985
Liquidation        Sell         Dec. 18, 2002        19,800       $1.1982
Liquidation        Sell         Dec. 19, 2002        44,100       $1.2083
Liquidation        Sell         Dec. 20, 2002        31,000       $1.1663

         (d)      Not applicable.

         (e)      Not applicable.

Item 7.    Material to be Filed as Exhibits.

            1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003          COMVEST VENTURE PARTNERS, LP

                                By:     ComVest Management, LLC, its
                                        general partner

                                By:     /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name:  Michael S. Falk
                                        Title:  Manager


Dated: January 9, 2002          COMVEST MANAGEMENT, LLC

                                By:     /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name:  Michael S. Falk
                                        Title:  Manager


Dated: January 9, 2003          COMMONWEALTH ASSOCIATES, LP

                                By:     Commonwealth Associates Management
                                        Company, Inc., its general partner

                                By:     /s/ Inder Tallur
                                        ----------------------------------------
                                        Name:  Inder Tallur
                                        Title:  President


Dated: January 9, 2003          COMMONWEALTH ASSOCIATES MANAGEMENT COMPANY, INC.


                                By:     /s/ Inder Tallur
                                        ----------------------------------------
                                        Name:  Inder Tallur
                                        Title:  Secretary

Dated: January 9, 2003          COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC

                                By:     /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name:  Michael S. Falk
                                        Title:  Manager


Dated: January 9, 2003          COMMONWEALTH ASSOCIATES LIQUIDATION, LLC

                                By:     Commonwealth Associates Management
                                        Company, Inc., its manager

                                By:     /s/ Inder Tallur
                                        ----------------------------------------
                                        Name:  Inder Tallur
                                        Title:  Secretary


Dated: January 9, 2003          By:     /s/ Michael S. Falk
                                        ----------------------------------------
                                        Michael S. Falk

                                  EXHIBIT INDEX

1.   Joint Filing Agreement